MasterCard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

This letter omits confidential information (denoted by asterisks) for which MasterCard Incorporated has requested confidential treatment pursuant to 17 C.F.R §200.83, and an unredacted version of this letter has been delivered to the U.S. Securities and Exchange Commission Division of Corporation Finance.

VIA EDGAR

April 13, 2016

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Collins:

MasterCard Incorporated (“MasterCard” or “Company”) is submitting the following responses to your letter dated April 6, 2016 regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of MasterCard’s Form 10-K for the fiscal year ended December 31, 2015 filed on February 12, 2016 (the “Form 10-K”). For reasons of business confidentiality, a confidential treatment request for certain information provided in response to comment number 1 of your comment letter is being made in a separate letter dated today.

To assist your review, we have retyped the text of the Staff’s comments in italics below. The confidential information in the response to comment number 1 of this letter has been identified by the mark “[***]”.

Note 17. Income Taxes, page 75

1.
Please explain to us what is included in the “foreign repatriation” line item in your rate reconciliation table. Also, please tell us the amount repatriated for each of the last three fiscal years, clarify how the additional tax upon repatriation is reflected in the reconciliation table and explain the impact of foreign tax credits, if any, on your effective tax rate upon repatriation.

The “foreign repatriation” line item in the Company’s rate reconciliation table includes the U.S. foreign tax credit benefit associated with the distribution of current year earnings by the Company’s subsidiary in Belgium for the 2013, 2014 and 2015 fiscal years and the Company’s United Kingdom subsidiary for the 2015 fiscal year. The amounts repatriated in 2013, 2014 and 2015, in millions, were [***], [***] and [***], respectively. There was no additional U.S. tax upon repatriation in any of these years, as the foreign tax credits attributable to the repatriations exceeded the U.S. tax imposed on the repatriations themselves, thereby resulting in a net reduction in the effective tax rate reported by the Company in each of the last three years. The principal reason the foreign tax credits exceeded the tax on the repatriations was because the foreign taxes associated with the repatriated earnings caused the effective tax rate within the pool of distributable earnings and profits computed for purposes of determining the amount of U.S. foreign tax credits to exceed the U.S. statutory tax rate. The significantly higher reduction in the Company’s effective tax rate for 2014 and 2015 was primarily attributable to the capital gains tax paid in Belgium in 2014, as described on page 76 of Note 17 (Income Taxes) of the Form 10-K. As a result, the foreign tax credit benefit for each year had the impact of reducing the Company’s effective tax rate.

Giving consideration to the Staff’s comment, the Company will change the description in the rate reconciliation table from “foreign repatriation” to “impact of foreign tax credits” included within Note 17 (Income Taxes) to the consolidated financial statements included in Part II, Item 8 and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Financial Results in Part II, Item 7 of the Form 10-K for future filings.

2.
You state on page 41 that it is your intention to permanently reinvest the undistributed earnings associated with your foreign subsidiaries; however, your tax rate reconciliation on page 75 reflects a foreign repatriation benefit for each period presented. In addition, you appear to have repatriated earnings in each of the last five years. Therefore, please clarify your policy regarding foreign earnings, and tell us whether your assertion that foreign earnings are indefinitely reinvested relates to all or only a portion of total foreign earnings. If the former is true, please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18. If the latter is true, please tell us how you determine which earnings to repatriate and tell us the impact on your effective tax rate and income tax expense recorded during the period.

The Company maintains that all historic undistributed accumulated earnings of its foreign subsidiaries, with the exception of certain entities treated as flow-through for U.S. tax purposes (and whose income is included in U.S. taxable income when earned), are permanently reinvested. In each of the last five years, all repatriations back to the United States were made from foreign subsidiary earnings generated in the current year. The Company’s disclosure with respect to indefinite reinvestment in the Form 10-K is with regard to the historic undistributed earnings. Thus, the Company believes that its policy with respect to foreign repatriations is consistent with its reinvestment assertion.

Each quarter, the Company undertakes a detailed analysis and documents evidence which demonstrates that its foreign subsidiaries (with the exception of the flow-through entities referenced above) have invested, or have specific plans to invest, their undistributed earnings. In this regard, the Company evaluates liquidity and working capital needs as well as potential cash requirements for litigation matters, merger and acquisition activities and investments needed to comply with regulatory matters, including requirements that mandate processing of domestic payments either entirely in that country or by only domestic companies, as noted in our Form 10-K on page 17 under Part I, Item 1A. Risk Factors, “Government Regulation - Preferential or Protective Government Actions,” among others. Finally, only after the Company has completed this detailed analysis can it determine the amount, if any, of current year earnings that are available for distribution to the United States. As a result, the Company typically defers repatriations, if any, until the last month of its fiscal year.

In response to the Staff’s comment, the Company intends to clarify its disclosure in future filings by adding the underlined language below that describes the indefinite reinvestment assertion to the “Income Taxes” footnote to the consolidated financial statements included in Part II, Item 8 of the Form 10-K:

MasterCard has not provided for U.S. federal income and foreign withholding taxes on approximately $XX billion of undistributed earnings from non-U.S. subsidiaries as of December 31, 20XX because such earnings are intended to be reinvested indefinitely outside of the United States. If these earnings were distributed, foreign tax credits may become available under current law to reduce the resulting U.S. income tax liability. However, it is not practicable to determine the amount of the tax and credits. The foreign earnings that the Company may repatriate to the United States in any year is limited to the amount of current year foreign earnings and are not made out of historic undistributed accumulated earnings. The amount of current year foreign earnings that are available for repatriation is determined after consideration of all foreign cash requirements including working capital needs, potential requirements for litigation and regulatory matters, and merger and acquisition activities, among others.

Additionally, giving consideration to the Staff’s comment, the Company will clarify the language in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” section included in Part II, Item 7 of the Form 10-K for future filings by adding the underlined language below:

It is our present intention to indefinitely reinvest historic undistributed accumulated earnings associated with our foreign subsidiaries as of December 31, 20XX outside of the United States (as disclosed in Note 17 (Income Taxes) to the consolidated financial statements included in Part II, Item 8), and our current plans do not require repatriation of these earnings. If these earnings are needed for U.S. operations or can no longer be indefinitely reinvested outside of the United States, the Company would be required to record a liability for such U.S. taxes for the historic undistributed accumulated earnings at that time. Such taxes would be due upon repatriation of such earnings to the United States.

In response to your letter, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 914-249-5222 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Andrea Forster
Andrea Forster
Corporate Controller
Principal Accounting Officer

Cc:	Rebekah Lindsey, Securities and Exchange Commission
Martina Hund-Mejean, Chief Financial Officer

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